June 13, 2006

Via Fax and U.S. Mail

Mr. William Ashmore
Impac Secured Assets Corp.
1401 Dove Street
Newport Beach, CA 92660

Re: Impac Secured Assets Corp.
Registration Statement on Form S-3
Filed May 16, 2006
File No. 333-134181

Dear Mr. Ashmore:

We have limited our review of your filing to the issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of

effectiveness except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

4. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

5. When referring to transaction parties, please use the terminology set out in Regulation AB. Please revise to refer to the issuing entity, as opposed to the trust.

6. Please include page numbers ensure that the supplements in the publicly-filed version of your next amendment include page numbers.

Prospectus Supplement #1

Transaction Structure

7. Please provide us with a sample of the graphic illustration(s) of the flow of funds and payment priorities and allocations, including any support features, that you intend to provide in order to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

The Mortgage Pool

8. Please revise this section to provide tabular disclosure regarding the characteristics of the commercial mortgages as required by Item 1111(b)(9) of Regulation AB. Additionally, revise both this section and your summary to provide more information regarding the characteristics of the mortgage loans.

Base Prospectus

<u>Derivatives, page 57</u>

9. Your disclosure regarding market swaps discusses when a market value swap "might" be used and how it "might" operate. Please revise to clarify that the market value swaps contemplated by this offering are limited to use in auctions. If they are not, please specifically discuss the different types of market value swaps that may occur and why you believe they are consistent with the requirements of Regulation AB.

10. Please delete the reference to credit default swaps from the prospectus. Alternatively, please explain how these derivative instruments would meet the definition of an asset backed security or revise as appropriate. Refer to Section III.A.2.a of SEC Release No. 33-8518 and Item 1115 of Regulation AB.

<u>Purchase Obligations, page 57</u>

11. We note that purchase obligations may include put options and demand features. Please note that we have referred this section to the Division of Investment Management for possible comment.

Pooling and Servicing Agreement

<u>General</u>

12. We encourage you to file your updated pooling and servicing agreements as soon as possible so that our review of the agreements does not delay effectiveness.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (212) 912-7751
        Mr. Richard Simonds, Esq.